Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

Lower Prices Really Mean Lower Prices

Given the recent filing by trade association INCOMPAS, we want to explain the true consequences of our pending transactions, and how they will affect programming costs and the associated public interest benefits. Our deal with Time Warner Cable and Bright House Networks will indeed result in modest programming savings for New Charter. And that’s a good thing for customers.

INCOMPAS’ attempts to argue that these savings are harmful are incorrect and illogical. First, it claims that lower programming prices paid by distributors like New Charter are in fact price increases for programmers. The FCC already determined otherwise in its decision in the recent AT&T/DirecTV merger, finding that lower programming prices are in fact a merger benefit because they benefit consumers. By paying relatively less for programming and being able to offer lower prices than we otherwise could, New Charter’s customers will benefit from this through a more competitive subscriber fee, as well as increased investment in infrastructure and innovation.

Second, INCOMPAS makes the classic merger analysis mistake of confusing harm to New Charter’s competitors with harm to competition. According to INCOMPAS, New Charter’s competitors will invest less in broadband deployment because New Charter can offer lower prices. But aren’t lower prices good for consumers and competition? By INCOMAPS’ logic, mergers would be good if they result in higher prices because that would encourage investment by new entrants. That kind of spin does not pass the laugh test.

Finally, let’s keep an eye on the big picture. Time Warner Cable already buys programming for Bright House Networks, and Charter has about four million subscribers. After the transaction, it will simply be as if Time Warner Cable is buying programming for an additional four million subscribers. That is an additional 4% of the MVPD marketplace - not an overwhelming increase by any measure. While that additional volume will bring a modest benefit to New Charter, it is small compared to the 100 million MVPD home marketplace, and the much larger positions of AT&T and Comcast.

We understand that reliable, fast broadband is a critical component of future success in America.  That is why we are committed to expanding the reach of our broadband network to unserved homes within the New Charter footprint. Specifically, we will build one million line extensions within four years at speeds of up to 300 Mbps. The merger would also result in at least $2.5 billion for new commercial networks, creating additional, much-needed competition in the commercial sector.

In short, INCOMPAS’ claims lack merit and should not distract from the widespread support for New Charter and the many benefits that put these transactions squarely in the public interest.

 Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.